EnVen Energy Corporation

609 Main Street, Suite 3200

Houston, Texas 77002

February 19, 2020

Re:	EnVen Energy Corporation Withdrawal of Registration Statement on Form S-1 File No. 333-227679

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3628
Attention: Filing Desk

VIA EDGAR

Ladies and Gentlemen:

On October 2, 2018, EnVen Energy Corporation, a Delaware corporation (the “Company”), filed Registration Statement No. 333-227679 on Form S-1 (together with the exhibits and amendments thereto, the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “Commission”).

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests that the Commission consent to the withdrawal of the Registration Statement effective as of the date hereof or at the earliest practicable date hereafter. The Registration Statement has not been declared effective by the Commission, and no securities have been issued or sold under the Registration Statement. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

The Company also advises the Commission pursuant to Rule 477(c) under the Securities Act that it may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Company proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) under the Securities Act.

If you have any questions regarding this letter, please contact the Company’s legal counsel, Byron B. Rooney of Davis Polk & Wardwell LLP, at (212) 450-4658.

Sincerely,

ENVEN ENERGY CORPORATION

By:	/s/ John P. Wilkirson
	Name:	John P. Wilkirson
	Title:	Chief Financial Officer

cc:	Byron B. Rooney, Davis Polk & Wardwell LLP